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                             March 18, 2022

       Jesus Quintero
       Chief Executive Officer
       Marijuana Co of America, Inc.
       633 West Fifth Street, Suite 2826
       Los Angeles, CA 90071

                                                        Re: Marijuana Co of
America, Inc.
                                                            Post-Qualification
Amendment No. 1 to Form 1-A
                                                            Filed March 4, 2022
                                                            File No. 024-11668

       Dear Mr. Quintero:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Form 1-A filed March 4, 2022

       Part I Information
       Item 3. Application of Rule 262(d), page 1

   1.                                                   We note you have
checked the box to indicate that    bad actor    disclosure under Rule
                                                        262(d) is provided in
Part II of the offering statement; however, we could not locate such disclosure. Please note
that the Regulation A exemption from registration is not available for an offering if,
among other things, the issuer or other    covered persons    have
                                                        experienced a
disqualifying event. If applicable, please provide us with your analysis supporting your
eligibility to conduct the offering.
       Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings
       Price Per Security, page 1

   2. We note you have indicated the price per security here of $0.002 per share and $0.0002
 Jesus Quintero
Marijuana Co of America, Inc.
March 18, 2022
Page 2
       per share in your offering statement. Please revise or advise.
Part II Information
Compensation of Directors and Executive Officers, page 65

3. Please provide updated disclosure of compensation of directors and executive officers for the most recent fiscal year. Refer to Item 11 of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 or Laura Crotty at 202-551-
7614 with any questions.



                                                             Sincerely,
FirstName LastNameJesus Quintero
                                                             Division of
Corporation Finance
Comapany NameMarijuana Co of America, Inc.
                                                             Office of Life
Sciences
March 18, 2022 Page 2
cc:       Alan T. Hawkins, Esq.
FirstName LastName